Title Sheet:

                           Schedule 13D
                           Amendment #1

Issuer:   The Liposome Company, Inc.

Series A Common Stock

CUSIP Number: 53610105

Person authorized to receive notices and communications:    Mark VanDevelde,
Ross Financial Corporation, P.O. Box 31363-SMB,
Mirco Commerce Centre, Cayman Islands B.W.I., (345) 949-7950

Date of event which requires filing: April 14, 1997






































Name of Reporting Person:     Kenneth B. Dart

Source of Funds:         None

Citizenship:             Belize

Sole Voting Power:       Zero

Shared Voting Power      3,974,346 shares

Sole Dispositive Power        Zero

Shared Dispositive Power 3,974,346 shares

Aggregate Amount Beneficially Owned By Each Reporting Person: 3,974,346. These shares are beneficially owned by Ross Financial Corporation as to which
 Kenneth B. Dart is the 100% shareholder.

Percent of Class Represented by Amount: 10.98%

Type of Reporting Person: IN-Individual
















Name of Reporting Person:     Ross Financial Corporation

Source of Funds:         WC-Working Capital
                    OO-Margin Borrowing

Citizenship:             Cayman Islands

Sole Voting Power:       Zero

Shared Voting Power      3,974,346 shares

Sole Dispositive Power        Zero

Shared Dispositive Power 3,974,346 shares

Aggregate Amount Beneficially Owned By Each Reporting Person: 3,974,346. These shares are beneficially owned by Kenneth B. Dart who is the 100% shareholder.

Percent of Class Represented by Amount: 10.98%

Type of Reporting Person: CO-Corporation




























                         JOINT STATEMENT

ITEM 1.   SECURITY AND ISSUER

This statement relates to the shares of Series A voting common stock
(the "Common Stock"), of The Liposome Company, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Research Way, Princeton Forrestal Center, Princeton,
New Jersey, 08540.

ITEM 2.   IDENTITY AND BACKGROUND

(A) - (F)

A.   Kenneth B. Dart

     (1) Business Address: P.O. Box 31300-SMB, Grand Cayman, Cayman Islands, B.W.I.

     (2)  Principal Employment: President of the following corporation:

          (a)  Dart Container Corporation
               P.O. Box 31372-SMB
               Grand Cayman, Cayman Islands, B.W.I.    *

*The principal business activity is the manufacture, sale, and recycling of polystyrene cups and plastic cutlery and dinnerware.

(3) This reporting person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(4)  Citizenship:   Belize

B.   Ross Financial Corporation

(1)  Country of Organization:  Cayman Islands

(2)  Principal Business:  Investment in securities

(3)  Address of Principal Business:
     P.O. Box 31363-SMB
     Grand Cayman, Cayman Islands, B.W.I.

(4)  Address of Principal Office:
     P.O. Box 31363-SMB
     Grand Cayman, Cayman Islands, B.W. I.





(5)  Name and address of all members of the Board of Directors:

          Kenneth B. Dart
          P.O. Box 31363-SMB
          Grand Cayman, Cayman Islands, B.W.I.

(6)  Name and address of all officers:

          Kenneth B. Dart                         President/Treasurer
          P.O. Box 31363-SMB
          Grand Cayman, Cayman Islands, B.W.I.

          Mark VanDevelde                         Secretary
          P.O. Box 31363-SMB
          Grand Cayman, Cayman Islands, B.W.I.

          Foreshore Corporate Services                 Assistant Secretary
          P.O. Box 1994
          Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (ii) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of , or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A.   Kenneth B. Dart

     Kenneth B. Dart has purchased no shares of Common Stock for his own account but may be deemed to have purchased the shares of Common Stock purchased by Ross Financial Corporation.

B.   Ross Financial Corporation

     Ross Financial Corporation has purchased an additional 775,000 shares of Common Stock for total consideration (including brokerage commission) of approximately $15,667500.00 Ross Financial Corporation acquired shares of Common Stock by using funds from its working capital account and margin borrowing from its account with Bear, Stearns & Co., Inc.

ITEM 4.   PURPOSE OF TRANSACTION

The purpose of the acquisition of Common Stock of each reporting person is long-term passive investment. Each reporting person intends to acquire additional Common Stock of the issuer, subject to the availability of such stock at prices deemed attractive by each of the respective reporting person. However, each reporting person may determine to dispose of some or all of its respective holdings. Other than as set forth herein, each reporting person has no plans or proposals which relate to or would result in any of the actions specified in Item 4 of Form 13D promulgated by the Securities and Exchange Commission.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

(A) - (B)

     A. The information contained in the cover pages to this Schedule 13D is incorporated herein by reference.

     B. As of April 14, 1997, the Reporting Person owned the following shares of Common Stock.

          (1) By virtue of his status as the sole shareholder of Ross Financial Corporation, Kenneth B. Dart, for purposes of this Schedule 13D, may be deemed to be a beneficial owner of all of the shares of Common Stock owned by Ross
               Financial Corporation.

          (2) Ross Financial Corporation is the direct owner of 3,974,346 shares of Common Stock. The 3,974,346 shares represent approximately 10.98% of the 36,171,290 shares of Common
               Stock outstanding as of February 28, 1997, as reported by the Company on Form 10-K for the fiscal year ending December 29,
                1996 (the "Outstanding Shares").

          (3) After netting out the shares held by more than one person, the Reporting Persons herein have beneficial ownership of an aggregate of 3,974346 shares of Common Stock representing 10.98% of the Outstanding Shares.

               (c) See Exhibit A attached hereto, and which is incorporated herein by reference. All of the transactions on Exhibit A were affected on the NASDAQ.

               (d) No other person is known to have the right or power to direct the receipt of dividends of the proceeds from the sale of shares of Common Stock.

               (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS,
          OR RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER

Kenneth B. Dart is the sole shareholder of Ross Financial Corporation. The Agreement among the Reporting Persons with respect to the filing of this Amendment 1 is incorporated by reference.



ITEM 7.   MATERIAL TO BE FILED WITH EXHIBITS

The following Exhibits are filed herewith.

     A.   Schedule of Transactions of the voting Common Stock of the Issuer.

     B. Agreement among the reporting person with respect to the filing of the Schedule 13D and any amendments thereto.

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in two (2) or more counter parts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


ROSS FINANCIAL CORPORATION


BY:  KENNETH B. DART, President
     APRIL 14, 1997

AND

KENNETH B. DART
April 14, 1997




























                            EXHIBIT B


This will confirm the agreement by and among all of the undersigned that the reports on Schedule 13D filed on or about April 10, 1997 and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Series A voting Common Stock, of The Liposome Company, Inc., a Delaware corporation was, and are being, filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



ROSS FINANCIAL CORPORATION

BY:  KENNETH B. DART, President
     April 14, 1997

AND

KENNETH B. DART
April 14, 1997